UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16

UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2026

Commission File Number: 001-42877

LEIFRAS Co., Ltd.

 (Translation of registrant’s name into English)

Ebisu Garden Place Tower Floor 17
4-20-3, Ebisu, Shibuya-ku
Tokyo, Japan
+81-30-6451-1341

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Entry into Stock Transfer Agreement in Respect of Tokai Sports Co., Ltd.

On May 20, 2026, LEIFRAS Co., Ltd. (the “Company”) entered into a stock transfer agreement (the “Stock Transfer Agreement”) with two individuals (collectively, the “Sellers”), with respect to the acquisition of Tokai Sports Co., Ltd., a Japanese corporation (the “Target Company”).

Pursuant to the Stock Transfer Agreement, the Sellers agreed to transfer to the Company all outstanding shares of the Target Company for a cash consideration (the “Share Transfer”). The Target Company operates sports education businesses in Japan. Under the terms of the Stock Transfer Agreement, the Company will acquire all rights, title and interests in and to the Target Company’s issued and outstanding shares free and clear of liens and encumbrances. Following completion of the Share Transfer, the Target Company will become a wholly owned subsidiary of the Company. The Stock Transfer Agreement contains customary representations, warranties, covenants and indemnification provisions by the parties. The Share Transfer is expected to become effective on June 1, 2026. The completion of the Share Transfer is subject to the satisfaction or waiver of customary closing conditions, including the approval of the share transfer by the Target Company’s shareholders and the delivery of customary closing documents.

The Stock Transfer Agreement and the transactions contemplated thereby were approved and authorized by the board of directors of the Company on May 15, 2026.

The foregoing description of the Stock Transfer Agreement does not purport to be complete and is qualified in its entirety by reference to the English translation of the full text of the Stock Transfer Agreement, which is filed as Exhibit 10.1 to this Form 6-K.

On May 21, 2026, the Company issued a press release to announce the Share Transfer. A copy of the press release is furnished herewith as Exhibit 99.1.

Exhibit Index

Exhibit No.	Description
10.1	English Translation of Stock Transfer Agreement by and between Tsuyoshi Shirahama, Mitsuko Shirahama, and Leifras Co., Ltd dated May 20, 2026
99.1	Press Release dated May 21, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LEIFRAS Co., Ltd.

Date: May 21, 2026	By:	/s/ Kiyotaka Ito
	Name:	Kiyotaka Ito
	Title:	Representative Director and Chief Executive Officer

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